Filed by South Plains Financial, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: South Plains Financial, Inc.
SEC File No.: 001-38895
Date: December 1, 2025

City Bank All Employee from City Bank Chief Executive Officer
Subject: Exciting News

I am pleased to share some exciting news about the continued growth of City Bank. Today, we are announcing the acquisition of Bank of Houston!

Like City Bank, Bank of Houston is deeply rooted in the community and committed to excellence through superior service and customer-focused solutions. This strategic acquisition represents a significant milestone in our ongoing growth and further strengthens our presence in the Houston market.

Bank of Houston brings a strong lending base and complementary expertise that align with our commitment to growth, innovation, and customer success. In the coming weeks, we will begin the integration process, with a focus on maintaining business continuity and ensuring a seamless transition for employees and customers alike. Additional details will be shared soon.

Please join me in welcoming the Bank of Houston team to the City Bank family. We are excited about the opportunities this acquisition creates and are confident it will strengthen our ability to deliver exceptional value and outstanding service to our customers.

Thank you for your continued dedication and hard work as we enter this exciting new chapter.

For more information, visit: https://www.spfi.bank/news-events/press-releases

Cory Newsom | Chief Executive Officer

City Bank

Cautionary Statement Regarding Forward-Looking Statements

This communication contains, and future oral and written statements of South Plains Financial, Inc. (“South Plains,” “SPFI,” or the “Company”) and City Bank (“City Bank” or the “Bank”) may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act.  These forward-looking statements reflect South Plains’ current views with respect to future events and South Plains’ financial performance.  Any statements about South Plains’ expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking.  These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases.  South Plains cautions that the forward-looking statements in this presentation are based largely on South Plains’ current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of South Plains, BOH Holdings, Inc. (“BOH”) and the combined company, as well as the businesses and markets in which they do and are expected to operate.  Forward-looking statements include, but are not limited to: (i) projections and estimates of revenues, expenses, income or loss, earnings or loss per share, and other financial items, (ii) statements of plans, objectives and expectations of South Plains or its management, (iii) statements of future economic performance, and (iv) statements of assumptions underlying such statements.  Forward-looking statements should not be relied on because they involve known and unknown risks, uncertainties, assumptions and other factors, that are difficult to assess and are subject to change based on factors which are, in many instances, beyond the control of South Plains and City Bank.  These risks, uncertainties and other factors may cause the actual results, performance, and achievements of South Plains and City Bank to be materially different from the anticipated future results, performance or achievements expressed in, or implied by, the forward-looking statements.  Factors that could cause such differences include, but are not limited to, the expected impact of the proposed transaction between South Plains and BOH and on the combined entities’ operations, financial condition, and financial results; the businesses of South Plains and BOH may not be combined successfully, or such combination may take longer to accomplish than expected; the cost savings from the proposed transaction may not be fully realized or may take longer to realize than expected; operating costs, customer loss and business disruption following the proposed transaction, including adverse effects on relationships with employees, may be greater than expected; regulatory approvals of the proposed transaction may not be obtained, or adverse conditions may be imposed in connection with regulatory approvals of the proposed transaction; the BOH shareholders may not approve the proposed transaction; the impact on South Plains and BOH, and their respective customers, of a decline in general economic conditions that would adversely affect credit quality and loan originations, and any regulatory responses thereto; slower economic growth rates or potential recession in the United States and South Plains’ and BOH’s market areas; the impacts related to or resulting from uncertainty in the banking industry as a whole; increased competition for deposits in our market areas among traditional and nontraditional financial services companies, and related changes in deposit customer behavior; the impact of changes in market interest rates, whether due to a continuation of the elevated interest rate environment or further reductions in interest rates and a resulting decline in net interest income; the lingering inflationary pressures, and the risk of the resurgence of elevated levels of inflation, in the United States and South Plains’ and BOH’s market areas; the uncertain impacts of ongoing quantitative tightening and current and future monetary policies of the Board of Governors of the Federal Reserve System; changes in unemployment rates in the United States and South Plains’ and BOH’s market areas; adverse changes in customer spending, borrowing and savings habits; declines in commercial real estate values and prices; a deterioration of the credit rating for U.S. long-term sovereign debt or the impact of uncertain or changing political conditions, including federal government shutdowns and uncertainty regarding United States fiscal debt, deficit and budget matters; cyber incidents or other failures, disruptions or breaches of our operational or security systems or infrastructure, or those of our third-party vendors or other service providers, including as a result of cyber-attacks; severe weather, natural disasters, acts of war or terrorism, geopolitical instability or other external events, including as a result of the policies of the current U.S. presidential administration or Congress; the impacts of tariffs, sanctions, and other trade policies of the United States and its global trading counterparts and the resulting impact on South Plains and its customers; competition and market expansion opportunities; changes in non-interest expenditures or in the anticipated benefits of such expenditures; the risks related to the development, implementation, use and management of emerging technologies, including artificial intelligence and machine learnings; potential costs related to the impacts of climate change; current or future litigation, regulatory examinations or other legal and/or regulatory actions; and changes in applicable laws and regulations.  Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements due to additional risks and uncertainties of which South Plains is not currently aware or which it does not currently view as, but in the future may become, material to its business or operating results.  Due to these and other possible uncertainties and risks, South Plains can give no assurance that the results contemplated in the forward-looking statements will be realized and readers are cautioned not to place undue reliance on the forward- looking statements contained in this presentation.  Additional information regarding these factors and uncertainties to which South Plains’ business and future financial performance are subject is contained in South Plains’ most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q on file with the U.S. Securities and Exchange Commission (the “SEC”), including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of such documents, and other documents South Plains files or furnishes with the SEC from time to time.  Further, any forward-looking statement speaks only as of the date on which it is made and South Plains undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by applicable law.  All forward-looking statements, express or implied, herein are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

This communication is being made with respect to the proposed transaction involving South Plains and BOH.  This material is not a solicitation of any vote or approval of the BOH shareholders and is not a substitute for the proxy statement/prospectus or any other documents that South Plains and BOH may send to their respective shareholders in connection with the proposed transaction.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

In connection with the proposed transaction involving South Plains and BOH, South Plains will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that will include a proxy statement for a special meeting of BOH’s shareholders to approve the proposed transaction and that will also constitute a prospectus for the shares of SPFI common stock that will be issued in the proposed transaction, as well as other relevant documents concerning the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, BOH will mail the proxy statement/prospectus to its shareholders.  Shareholders are also urged to carefully review and consider South Plains’ public filings with the SEC, including, but not limited to, its proxy statements, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K.  Copies of the Registration Statement and proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about South Plains, may be obtained, free of charge, as they become available at the SEC’s website at www.sec.gov.  You will also be able to obtain these documents, when they are filed, free of charge, from South Plains at www.spfi.bank.  Copies of the proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to South Plains Financial, Inc., 5219 City Bank Parkway, Lubbock, Texas 79408, Attention: Corporate Secretary, Telephone: 800-687-2265.

Participants in the Solicitation

South Plains, BOH and certain of their respective directors, executive officers and employees may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies of BOH’s shareholders in connection with the proposed transaction.  Information about South Plains’ directors and executive officers is available in its definitive proxy statement relating to its 2025 annual meeting of shareholders, which was filed with the SEC on April 9, 2025, and its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 7, 2025, and other documents filed by South Plains with the SEC.  Other information regarding the persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies of BOH’s shareholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available.  Free copies of these documents may be obtained as described in the preceding paragraph.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.